EXHIBIT (a)(1)(xvi)

E-mail or Internal Post

To:	Eligible Micrel Employees
From:	Andrea Belanger
Date:	December 12, 2002

Dear Micrel Employee:

     Micrel’s Offer to Exchange Certain Outstanding Options, as previously amended, (the “Offer to Exchange”) expired at 5:00 p.m. Pacific Standard Time on Wednesday, December 11, 2002. All eligible options that were properly submitted for exchange and accepted by us, were cancelled on December 11, 2002 shortly after the expiration of the Offer to Exchange. Employees whose options were accepted for exchange will receive a rights letter confirming the number of options surrendered for exchange. Upon the terms and subject to the conditions of the Offer to Exchange, we will grant options to purchase an aggregate of 2,130,510 shares of our common stock in exchange for the tendered options, six months and two days from the date we cancelled your options. The option re-grant date is currently scheduled for June 13, 2002.

     Additionally, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 notifying the SEC of the expiration of Offer to Exchange and disclosing the results of the Offer to Exchange. You can view the Amendment through your web browser at: http://topaz/intranet. Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov.

     If you have any questions about the offer, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via U.S. Mail at Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or reply to this note at andrea.belanger@micrel.com.

Sincerely,

Andrea Belanger